Exhibit (a)(1)

CERTIFICATE OF TRUST

of

T. Rowe Price OHA Flexible Credit Income Fund

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST: The name of the statutory trust is T. Rowe Price OHA Flexible Credit Income Fund (the “Trust”).

SECOND: The business address of the Registered Agent and Registered Office of the Trust is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890 in the county of New Castle. The name of the Registered Agent of the Trust for service of process at such location is Wilmington Trust, National Association.

THIRD: This Certificate shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

FOURTH: The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH: The trustee of the Trust, as set forth in its governing instrument, reserves the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the initial trustee of the Trust, has duly executed this Certificate of Trust as of this 14th day of May, 2024.

/s/ Gregory S. Rubin
Gregory S. Rubin, as trustee and not individually
1 Vanderbilt Avenue, 16th Floor
New York, NY 10017